Exhibit 99.3

2014 Annual Business Report

Table of Contents

1.              Business Overview

(1)              Business Results and Financial Statements for the Past Three Fiscal Years (2012 — 2014)

2.              Company Overview

(1)              Registered Purpose of the Company

(2)              Description of Primary Business

(3)              Problems Confronting the Company

(4)              Business Offices and Game Development Facilities

(5)              Stock

(6)              Debenture

(7)              Major Shareholders

(8)              Investment in Other Companies

(9)              Directors Holding Concurrent Positions

(10)       Material Transactions with Related Parties

(11)       Significant Creditors

(12)       Employees

(13)       Directors and Auditors

(14)       Material Events after the End of Fiscal Year 2014

3. Non-Consolidated Financial Statements as of and for the fiscal years ended December 31, 2014 and 2013

(1)              Balance Sheets

(2)              Income Statements

(3)              Statements of Disposition of Accumulated Deficit

(4)              Statements of Changes in Equity

(5)              Statements of Cash Flows

(6)              Notes to Non-Consolidated Financial Statements

4. Consolidated Financial Statements as of and for the fiscal years ended December 31, 2014 and 2013

(1)         Consolidated Balance Sheets

(2)         Consolidated Income Statements

(3)         Consolidated Statements of Changes in Equity

(4)         Consolidated Statements of Cash Flows

(5)         Notes to Consolidated Financial Statements

1. Business Overview

(1)         Business Results and Financial Statements for the Past Three Fiscal Years (2012 — 2014)

(In Korean Won)

Category	2014	2013	2012
Current assets	43,125,471,781	47,505,633,406	55,717,624,294
• Quick assets	43,125,471,781	47,505,633,406	55,717,624,294
Non-current assets	16,984,379,227	35,940,889,480	48,466,233,817
• Investment asset	6,465,572,045	10,391,266,236	13,658,241,648
• Tangible asset	474,922,737	651,534,949	1,007,535,695
• Intangible asset	8,906,509,785	13,573,210,684	19,286,513,607
• Other non-current asset	1,137,374,660	11,324,877,611	14,513,942,867
Total assets	60,109,851,008	83,446,522,886	104,183,858,111
Current liabilities	5,835,639,084	7,914,388,543	8,611,856,040
Non-current liabilities	5,535,434,654	6,725,211,896	8,748,925,892
Total liabilities	11,371,073,738	14,639,600,439	17,360,781,932
Common stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	63,960,606,495	75,380,209,013	75,380,209,013
Retained earnings (Accumulated deficit)	(20,029,832,919)	(11,419,602,518)	6,535,090,813
Accumulated other comprehensive income and loss	1,333,553,694	1,371,865,952	1,433,326,353
Total equity	48,738,777,270	68,806,922,447	86,823,076,179
Revenues	17,339,523,031	26,257,395,408	40,104,850,485
Operating income (loss)	(9,000,124,182)	(7,952,560,429)	200,286,936
Income (loss) before income tax	(12,572,306,743)	(12,175,488,665)	(10,477,026,633)
Net income (loss)	(20,029,832,919)	(17,954,693,331)	(14,298,401,434)

2. Company Overview

(1)           Registered Purpose of the Company

1)         Software consulting, development and supply

2)         Development and sales of software and CD

3)         Information-technology-related software development

4)         Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing

5)         Online network game services

6)         Applied package-related software development

7)         Production and sales of computer programs

8)         Import and export of software

9)         E-commerce

10)  Character development business

11)  Animation business

12)  Real estate leasing

13)  Service-area restaurant business

14)  Media-related business

15)  Printing and publication

16)  Record & video production and distribution

17)  Any other businesses incidental to the above businesses

(2)           Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 60 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2014. Requiem, which was commercially launched in October 2007, is currently serviced worldwide including the United States and Russia. In March 2012, the Company released Ragnarok Online II, which is currently serviced worldwide except Japan, China, Vietnam and Brazil.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console, IPTV, animation and game character merchandising.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan. The Company also has subsidiaries in Korea, such as NeoCyon, Inc. and Gravity Games Corp.

(3)           Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

Due to its high dependence on Ragnarok Online, the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up through enhancing mobile game business.

(4)           Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)           Stock

1) Total number of shares

(As of December 31, 2014)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)  Type of Stock issued (Par value per share: KRW 500)

(As of December 31,2014)

Type	Number of shares	Total par value		%
Registered common stock	6,948,900 shares	KRW	3,474,450,000	100%

(6)           Debenture: None.

(7)           Major Shareholders

(As of December 31, 2014)

Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,739	59.31	*
Others	2,827,161	40.69	—
Total	6,948,900	100.00	—

* Refer to “(10) Material Transactions with Related Parties.”

(8)           Investment in Other Companies

(As of December 31, 2014)

Companies					Relationship with the Company
Name	Location	Common Stock		Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD	5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY	167,850,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC*	Dubai, U.A.E.	AED	7,800,000	Gaming Service	7,800	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW	964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Gravity Games Corp.	Seoul, Korea	KRW	1,134,730,000	Online game development	194,035	85.50%	Subsidiary

* The liquidation of Gravity Middle East & Africa FZ-LLC was in progress as of December 31, 2014.

(9)           Directors Holding Concurrent Positions

Company
Name	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Games Corp.	Executive Director	—
	Gravity Interactive, Inc.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Games Corp.	Executive Director	—

(10)    Material Transactions with Related Parties

① Sales and purchases

(In thousands of Korean Won)

		2014		2013
Nature	Related companies	Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	7,989,416	8,060	13,073,185	974,019
Subsidiaries	Gravity Interactive, Inc.	629,959	12,157	1,481,564	1,346
	NeoCyon. Inc.	874,208	696,000	705,324	1,567,000
	Gravity Games Corp.	790	—	153,139	207,525
Equity-method investee	Gravity EU SAS	237,383	—	351,812	—
Total		9,731,756	716,217	15,765,024	2,749,890

② Receivables and Payables

- 2014

(In thousands of Korean Won)

		Receivables			Payables
Nature	Related companies	Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	845,871	—	39,495	48,749	4,997,593
Subsidiaries	Gravity Interactive, Inc.	1,611,192	1,823,140	966	1,572	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,550,301
	NeoCyon. Inc.	248,901	—	74,053	44,000	117,799
	Gravity Games Corp.	755	1,972,000	1,949,033	—	—
Total		2,706,719	3,795,140	2,063,547	94,321	6,665,693

- 2013

(In thousands of Korean Won)

		Receivables			Payables
Nature	Related companies	Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	915,357	—	43,718	278,967	5,445,033
Subsidiaries	Gravity Interactive, Inc.	1,223,146	1,606,650	—	52,894	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	NeoCyon. Inc.	201,918	—	78,189	111,100	117,799
	Gravity Games Corp.	28,361	1,972,000	1,981,541	37,821	33,180
Equity-method investee	Gravity EU SAS	61,879	—	19,356	—	31,414
Total		2,430,661	3,578,650	2,122,804	480,782	7,447,727

(11)    Significant Creditors: The Company had no significant creditors as of December 31, 2014.

(12)    Employees

(As of December 31, 2014)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	8	156	33	31	228

(13)    Directors and Auditors

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Jong Gyu Hwang	Independent Director	Member of audit committee	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—
Jung Yoo	Independent Director	Member of audit committee	—

(14)    Material Events after the end of fiscal year 2014: N/A

3. Non-Consolidated Financial Statements as of and for the fiscal year ended December 31, 2014 and 2013

(1)                    Balance Sheets

GRAVITY CO., LTD.	(In Korean Won)

	2014		2013
Assets
Current Assets		43,125,471,781		47,505,633,406
Quick assets		43,125,471,781		47,505,633,406
Cash and cash equivalents	24,095,204,019		23,402,391,895
Short-term financial instruments	14,500,000,000		18,000,000,000
Accounts receivable	3,689,662,083		3,777,634,986
Allowance for doubtful accounts	(1,067,768,505)		(18,290,031)
Short-term loans	223,156,640		893,273,661
Allowance for doubtful accounts	(216,490,000)		(860,495,832)
Other accounts receivable	877,424,293		565,553,353
Allowance for doubtful accounts	(387,613,070)		(334,984,189)
Accrued income	287,460,877		359,668,942
Allowance for doubtful accounts	(115,151,736)		(115,151,736)
Advance payments	1,517,756,390		1,813,278,112
Allowance for doubtful accounts	(1,500,000,000)		(1,500,000,000)
Prepaid expenses	525,915,880		304,317,584
Current deferred tax assets	—		366,000,000
Prepaid income taxes	576,091,803		694,558,607
Refund of income taxes receivable	119,823,107		157,878,054
Non-current Assets		16,984,379,227		35,940,889,480
Investment assets		6,465,572,045		10,391,266,236
Equity method investments	6,463,349,829		10,377,516,269
Long-term loans	4,780,872,216		3,931,904,135
Allowance for doubtful accounts	(4,778,650,000)		(3,918,154,168)
Tangible assets		474,922,737		651,534,949
Computer and equipment	6,211,357,366		6,454,419,316
Accumulated depreciation	(5,963,376,445)		(5,819,516,561)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	623,970,901		843,767,187
Accumulated depreciation	(609,020,337)		(827,134,993)
Leasehold improvements	963,697,319		745,967,319
Accumulated depreciation	(751,706,067)		(745,967,319)
Intangible assets		8,906,509,785		13,573,210,684
Capitalized R&D cost, net	8,552,983,690		12,542,369,221
Software	187,240,575		864,482,024
Other intangible assets, net	166,285,520		166,359,439
Other non-current assets		1,137,374,660		11,324,877,611
Leasehold deposits	907,548,000		1,250,166,550
Long-term prepaid expenses	201,436,660		48,666,664
Non-current deferred tax assets	—		5,728,000,000
Other non-current assets	28,390,000		4,298,044,397
Total assets		60,109,851,008		83,446,522,886
Liabilities
Current liabilities		5,835,639,084		7,914,388,543
Accounts payable	1,681,817,693		2,747,370,416
Advances received	1,550,367,450		1,920,365,988
Withholdings	109,907,259		131,308,618
Deferred income	2,380,805,176		2,968,959,784
Income tax payable	112,741,506		146,383,737
Non-current liabilities		5,535,434,654		6,725,211,896
Long-term deferred income	5,207,345,165		6,475,232,037
Asset retirement obligation	210,290,000		99,000,000
Leasehold deposit received	117,799,489		150,979,859
Total liabilities		11,371,073,738		14,639,600,439
Equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		63,960,606,495		75,380,209,013
Additional paid-in capital	61,835,470,109		73,255,072,627
Other capital surplus	2,125,136,386		2,125,136,386
Accumulated other comprehensive income and loss		1,333,553,694		1,371,865,952
Net accumulated comprehensive income of equity method investees	1,528,483,564		1,532,202,141
Net accumulated comprehensive loss of equity method investees	(194,929,870)		(160,336,189)
Accumulated deficit		20,029,832,919		11,419,602,518
Undisposed accumulated deficit	(20,029,832,919)		(11,419,602,518)
Total equity		48,738,777,270		68,806,922,447
Total liabilities and equity		60,109,851,008		83,446,522,886

(2)                    Income Statements

GRAVITY CO., LTD.	(In Korean Won)

	2014		2013
Revenues		17,339,523,031		26,257,395,408
Online games-subscription revenue	3,319,956,905		2,446,493,355
Online games-royalties and license fees	13,095,522,110		22,060,067,331
Mobile games	704,961,958		544,160,209
Character merchandising, animation and other revenue	219,082,058		1,206,674,513
Cost of revenues		15,385,860,543		20,046,866,670
Cost of revenues-games	15,385,860,543		20,046,866,670
Gross profit		1,953,662,488		6,210,528,738
Selling and administrative expenses		10,953,786,670		14,163,089,167
Salaries	3,500,423,472		4,906,162,523
Severance benefits	374,430,415		382,561,480
Employee benefits	654,394,148		821,735,973
Transportation	136,341,995		174,133,984
Entertainment	24,158,510		37,689,239
Communication	78,013,415		87,572,827
Taxes and dues	186,401,020		263,962,950
Depreciation	124,160,648		140,906,865
Rent	530,588,891		743,624,537
Insurance premium	111,967,002		141,256,213
Vehicles maintenance	3,806,000		4,399,000
Freight expenses	2,358,063		1,767,053
Repairs expenses	4,803,273		4,818,000
Training expenses	920,000		1,920,000
Books & subscription	4,018,160		7,325,563
Office supplies	23,062,935		29,446,553
Commission paid	2,547,340,990		2,784,967,695
Advertising	172,393,007		526,740,024
Research and development	2,137,844,423		2,798,864,229
Bad debt	248,472,921		87,960,093
Amortization on intangible assets	87,887,382		215,274,366
Operating loss		9,000,124,182		7,952,560,429
Non-operating income		1,894,337,555		2,243,247,967
Interest income	1,077,731,762		1,380,337,408
Gain on foreign currency translation	78,583,779		19,784,229
Gain on foreign exchange transactions	237,037,481		465,239,559
Gain on valuation of equity-method investments	4,316,588		—
Gain on disposal of property and equipment	4,874,645		1,482,680
Gain on disposal of securities under equity method	122,705,442		—
Other income	369,087,858		376,404,091
Non-operating expenses		5,466,520,116		6,466,176,203
Other bad debt	—		2,087,151,736
Loss on foreign currency translation	260,698,377		205,682,412
Loss on foreign exchange transactions	193,904,370		577,647,108
Loss on valuation of equity-method investments	5,004,999,290		2,102,172,982
Loss on impairment of securities under equity method	—		70,792,850
Loss on disposal of long-term available-for-sale securities	—		67,834,609
Loss on disposal of tangible assets	20,836		—
Loss on impairment of intangible assets	—		1,344,119,878
Other losses	6,897,243		10,774,628
Loss before income tax		12,572,306,743		12,175,488,665
Income tax expense		7,457,526,176		5,779,204,666
Net loss		20,029,832,919		17,954,693,331
Loss per share*
Basic and diluted		2,882		2,584

* Each ADS represents one-fourth of one share of our common stock. Therefore, loss per ADS is one-fourth of loss per share.

(3)                    Statements of Disposition of Accumulated Deficit

GRAVITY CO., LTD.	(In Korean Won)

	2014		2013
	Confirmed disposition date: March 27, 2015		Confirmed appropriation date: March 26, 2014
Accumulated deficit before disposition (retained earnings before appreciation)		20,029,832,919		11,419,602,518
Unappropriated retained earnings carried over from prior year	—		6,535,090,813
Net loss	(20,029,832,919)		(17,954,693,331)
Disposition of accumulated deficit		20,029,832,919		11,419,602,518
Transfer from capital surplus	20,029,832,919		11,419,602,518
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year		—		—

(4)                    Statements of Changes in Equity

GRAVITY CO., LTD.	(In Korean Won)

	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income and Loss	Retained Earnings	Total
Balance at January 1, 2013	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	86,823,076,179
Net loss	—	—	—	(17,954,693,331)	(17,954,693,331)
Changes in equity-method investees with accumulated comprehensive income	—	—	47,296,092	—	47,296,092
Changes in equity-method investees with accumulated comprehensive loss	—	—	(108,756,493)	—	(108,756,493)
Balance at December 31, 2013	3,474,450,000	75,380,209,013	1,371,865,952	(11,419,602,518)	68,806,922,447
Balance at January 1, 2014	3,474,450,000	75,380,209,013	1,371,865,952	(11,419,602,518)	68,806,922,447
Net loss	—	—	—	(20,029,832,919)	(20,029,832,919)
Disposition of accumulated deficit		(11,419,602,518)	—	11,419,602,518	—
Changes in equity-method investees with accumulated comprehensive income	—	—	(3,718,577)	—	(3,718,577)
Changes in equity-method investees with accumulated comprehensive loss	—	—	(34,593,681)	—	(34,593,681)
Balance at December 31, 2014	3,474,450,000	63,960,606,495	1,333,553,694	(20,029,832,919)	48,738,777,270

(5)                    Statements of Cash Flows

GRAVITY CO., LTD.	(In Korean Won)

	2014		2013
Cash flows from operating activities		(2,834,681,650)		(2,169,269,828)
Net loss	(20,029,832,919)		(17,954,693,331)
Addition of expenses not involving cash outflows	10,425,383,477		12,313,160,868
Depreciation	411,252,533		478,006,082
Amortization on intangible assets	4,743,949,757		5,988,100,766
Bad debt	248,472,921		87,960,093
Other bad debt	—		2,087,151,736
Loss on foreign currency translation	16,688,140		87,021,872
Loss on valuation of equity-method investments	5,004,999,290		2,102,172,982
Loss on impairment of securities under equity method	—		70,792,850
Loss on disposal of long-term available-for-sale securities	—		67,834,609
Loss on disposal of tangible assets	20,836		—
Loss on impairment of intangible assets	—		1,344,119,878
Deduction of revenues not involving cash inflows	(210,480,454)		(21,266,909)
Gain on foreign currency translation	78,583,779		19,784,229
Gain on valuation of equity-method investments	4,316,588		—
Gain on disposal of property and equipment	4,874,645		1,482,680
Gain on disposal of securities under equity method	122,705,442		—
Changes in assets and liabilities arising from operating activities	6,980,248,246		3,493,529,544
Decrease in trade accounts receivable	147,395,030		780,689,775
Increase in other accounts receivable	(311,870,940)		(58,152,223)
Decrease(increase) in accrued income	72,208,065		(16,805,017)
Decrease in advance payments	264,761,424		740,900,327
Decrease (increase) in prepaid expenses	(192,598,292)		164,685,108
Decrease in current portion of deferred tax assets	366,000,000		267,000,000
Decrease in prepaid income taxes	118,466,804		268,586,688
Decrease in refund of income taxes receivable	38,054,947		58,474,024
Increase in long-term prepaid expenses	(181,770,000)		(1,333,340)
Decrease in non-current deferred tax assets	5,796,000,000		3,177,000,000
Decrease (increase) in other non-current assets	4,269,654,397		(130,000,000)
Decrease in accounts payable	(1,063,079,211)		(383,466,305)
Decrease in withholdings	(21,401,359)		(17,428,481)
Decrease in deferred income	(1,388,119,127)		(215,300,056)
Decrease in income tax payable	(33,642,231)		(98,301,551)
Decrease in long-term deferred income	(467,922,353)		(1,039,511,252)
Decrease in leasehold deposits received	(33,180,370)		(3,508,153)
Decrease in advances received	(369,998,538)		—
Decrease in other non-current liabilities	(28,710,000)		—
Cash flows from investing activities		3,527,493,774		(3,506,569,386)
Cash inflows from investing activities	45,391,064,153		41,099,813,399
Proceeds from disposal of short-term financial instruments	45,000,000,000		39,500,000,000
Collection of short-term loans receivable	36,250,032		870,694,331
Proceeds from disposal of securities under equity method	1,356		—
Proceeds from disposal of long-term available-for-sale securities	—		579,226,726
Collection of long-term loans receivable	1,388,908		23,055,558
Proceeds from disposal of computer and equipment	7,166,307		1,313,487
Proceeds from disposal of furniture and fixtures	3,639,000		1,458,037
Decrease in leasehold deposits	342,618,550		124,065,260
Cash outflows from investing activities	(41,863,570,379)		(44,606,382,785)
Increase in short-term financial instruments	41,500,000,000		40,000,000,000
Increase in short-term loans receivable	216,490,000		800,000,000
Acquisition of securities under equity method	—		800,040,000
Increase in long-term loans receivable	—		858,000,000
Acquisition of computer and equipment	11,548,181		118,453,272
Acquisition of furniture and fixtures	11,313,638		3,277,808
Increase in development costs	—		464,919,300
Acquisition of software	46,488,560		1,195,901,970
Acquisition of other intangible assets	—		365,790,435
Acquisition of leasehold improvement	77,730,000		—
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Increase(decrease) in cash		692,812,124		(5,675,839,214)
Cash at beginning of year		23,402,391,895		29,078,231,109
Cash at end of year		24,095,204,019		23,402,391,895

(6)                Notes to Non-Consolidated Financial Statements

* For the notes to the non-consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE non-consolidated financial statements as of and for the years ended December 31, 2014 and 2013 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 2, 2015.

4. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2014 and 2013

(1)         Consolidated Balance Sheets

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	2014		2013
Assets
Current Assets		50,221,687,057		57,024,971,668
Quick assets		50,221,687,057		57,024,971,668
Cash and cash equivalents	27,846,926,601		29,724,747,844
Short-term financial instruments	14,500,000,000		18,000,000,000
Accounts receivable	6,246,020,731		6,120,828,372
Allowance for doubtful accounts	(1,067,768,505)		(18,290,031)
Short-term loans	223,156,640		893,273,661
Allowance for doubtful accounts	(216,490,000)		(860,495,832)
Other accounts receivable	859,621,746		716,872,354
Allowance for doubtful accounts	(387,613,070)		(344,434,189)
Accrued income	299,192,932		374,399,353
Allowance for doubtful accounts	(115,151,736)		(115,151,736)
Advance payments	1,802,515,851		2,022,317,298
Allowance for doubtful accounts	(1,500,000,000)		(1,500,000,000)
Prepaid expenses	921,072,278		658,091,014
Current deferred tax assets	94,152,949		474,018,019
Prepaid income taxes	578,741,303		699,857,607
Refund of income taxes receivable	137,309,337		178,937,934
Non-current Assets		13,511,124,936		29,947,263,622
Investment assets		1,652,858,387		1,671,505,922
Equity method investments	1,650,636,171		1,657,755,955
Long-term loans	4,780,872,216		3,931,904,135
Allowance for doubtful accounts	(4,778,650,000)		(3,918,154,168)
Tangible assets		708,120,145		912,194,786
Computer and equipment	6,279,237,331		6,682,673,741
Accumulated depreciation	(6,010,756,517)		(6,011,839,745)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	1,478,227,826		1,826,251,555
Accumulated depreciation	(1,250,579,747)		(1,584,890,765)
Leasehold improvements	963,697,319		745,967,319
Accumulated depreciation	(751,706,067)		(745,967,319)
Intangible assets		9,163,594,693		13,668,811,418
Capitalized R&D cost, net	8,552,983,690		12,542,369,221
Software	261,499,220		960,082,758
Other intangible assets, net	349,111,783		166,359,439
Other non-current assets		1,986,551,711		13,694,751,496
Leasehold deposits	910,268,000		1,250,166,550
Long-term prepaid expenses	201,436,660		48,666,664
Non-current deferred tax assets	846,847,051		8,095,543,885
Other non-current assets	28,000,000		4,300,374,397
Total assets		63,732,811,993		86,972,235,290
Liabilities
Current liabilities		9,320,678,427		10,964,637,877
Accounts payable	3,157,802,747		4,417,582,140
Advances received	1,551,233,055		1,921,398,364
Withholdings	193,134,760		201,798,840
Deferred income	4,305,766,359		4,277,474,796
Income tax payable	112,741,506		146,383,737
Non-current liabilities		5,478,564,326		6,847,747,407
Long-term deferred income	5,268,274,326		6,715,567,037
Asset retirement obligation	210,290,000		99,000,000
Leasehold deposit received	—		33,180,370
Total liabilities		14,799,242,753		17,812,385,284
Equity
Parent interest		48,738,777,270		68,806,922,447
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Consolidated capital surplus		63,960,606,495		75,380,209,013
Additional paid-in capital	61,835,470,109		73,255,072,627
Other capital surplus	2,125,136,386		2,125,136,386
Consolidated accumulated other comprehensive income and loss		1,333,553,694		1,371,865,952
Accumulated comprehensive income of equity method investees	1,528,483,564		1,532,202,141
Accumulated comprehensive loss of equity method investees	(194,929,870)		(160,336,189)
Consolidated retained earnings (consolidated accumulated deficit)		(20,029,832,919)		(11,419,602,518)
Unappropriated consolidated retained earnings (undisposed consolidated accumulated deficit)	(20,029,832,919)		(11,419,602,518)
Non-controlling interest in consolidated subsidiary		194,791,970		352,927,559
Total equity		48,933,569,240		69,159,850,006
Total liabilities and equity		63,732,811,993		86,972,235,290

(2)         Consolidated Income Statements

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	2014		2013
Revenues		35,364,654,770		42,437,954,760
Online games-subscription revenue	3,319,956,905		2,446,493,355
Online games-royalties and license fees	13,193,583,023		22,223,575,496
Mobile games	15,055,020,108		14,503,971,352
Character merchandising, animation and other revenue	3,796,094,734		3,263,914,557
Cost of revenues		30,618,528,603		30,924,395,914
Cost of revenues-games	30,618,528,603		30,924,395,914
Gross profit		4,746,126,167		11,513,558,846
Selling and administrative expenses		15,869,010,132		20,241,905,388
Salaries	4,411,861,181		5,704,531,983
Severance benefits	444,088,485		441,574,550
Employee benefits	825,314,810		1,009,974,401
Transportation	158,909,907		193,168,546
Entertainment	43,815,731		49,853,327
Communication	86,871,375		114,443,477
Taxes and dues	224,313,373		320,844,660
Depreciation	147,038,322		162,468,649
Rent	554,036,811		762,661,536
Insurance premium	111,967,002		141,256,213
Vehicles maintenance	3,806,000		4,887,610
Freight expenses	3,165,563		2,469,053
Repairs expenses	4,803,273		4,818,000
Training expenses	1,270,000		1,920,000
Books & subscription	5,585,727		11,189,337
Office supplies	30,527,976		35,177,522
Commission paid	2,431,226,807		2,240,534,516
Advertising	1,015,921,550		2,624,032,798
Research and development	5,022,754,970		6,223,318,919
Bad debt	248,472,921		87,960,093
Amortization on intangible assets	93,258,348		104,820,198
Operating income (loss)		(11,122,883,965)		(8,728,346,542)
Non-operating income		1,792,924,672		2,291,150,906
Interest income	1,199,661,441		1,526,497,859
Gain on foreign currency translation	87,569,617		22,694,283
Gain on foreign exchange transactions	283,185,983		509,829,389
Gain on valuation of equity-method investments	4,316,588		—
Gain on disposal of securities under equity method	122,705,442
Gain on disposal of property and equipment	5,154,951		1,482,680
Other income	90,330,650		230,646,695
Non-operating expenses		1,696,890,467		6,308,788,648
Other bad debt	39,792,226		2,087,151,736
Loss on foreign currency translation	262,482,383		207,760,320
Loss on foreign exchange transactions	263,476,854		741,851,401
Loss on valuation of equity-method investments	1,097,952,634		1,369,896,813
Loss on impairment of securities under equity method	—		70,792,850
Loss on disposal of long-term available-for-sale securities	—		67,834,609
Loss on disposal of tangible assets	20,836		—
Loss on impairment of intangible assets	642,548		1,741,855,188
Other losses	32,522,986		21,645,731
Loss before income tax		(11,026,849,760)		(12,745,984,284)
Income tax expense		9,161,118,748		5,238,347,527
Net loss		(20,187,968,508)		(17,984,331,811)
Parent interest	(20,029,832,919)		(17,954,693,331)
Minority interest	(158,135,589)		(29,638,480)
Per share data for parent interest
Loss per share*
Basic and diluted		(2,882)		(2,584)

* Each ADS represents one-fourth of one share of our common stock. Therefore, loss per ADS is one-fourth of loss per share.

(3)         Consolidated Statements of Changes in Equity

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	Capital stock	Consolidated Capital Surplus	Consolidated Accumulated Other Comprehensive Income and Loss	Consolidated Retained Earnings (Accumulated Deficit)	Non-controlling Interest	Total
Balance at January 1, 2013	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	382,566,039	87,205,642,218
Net income (loss)	—	—	—	(17,954,693,331)	(29,638,480)	(17,984,331,811)
Changes in equity-method investees with accumulated comprehensive income	—	—	47,296,092	—	—	47,296,092
Changes in equity-method investees with accumulated comprehensive loss	—	—	(108,756,493)	—	—	(108,756,493)
Balance at December 31, 2013	3,474,450,000	75,380,209,013	1,371,865,952	(11,419,602,518)	352,927,559	69,159,850,006
Balance at January 1, 2014	3,474,450,000	75,380,209,013	1,371,865,952	(11,419,602,518)	352,927,559	69,159,850,006
Net loss	—	—	—	(20,029,832,919)	(158,135,589)	(20,187,968,508)
Disposition of accumulated deficit	—	(11,419,602,518)	—	11,419,602,518	—	—
Changes in equity-method investees with accumulated comprehensive income	—	—	(3,718,577)	—	—	(3,718,577)
Changes in equity-method investees with accumulated comprehensive loss	—	—	(34,593,681)	—	—	(34,593,681)
Balance at December 31, 2014	3,474,450,000	63,960,606,495	1,333,553,694	(20,029,832,919)	194,791,970	48,933,569,240

(4)         Consolidated Statements of Cash Flows

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	2014		2013
Cash flows from operating activities		(4,973,400,015)		(2,100,005,973)
Net loss	(20,187,968,508)		(17,984,331,811)
Addition of expenses not involving cash outflows	6,858,979,752		12,223,151,909
Depreciation	567,646,920		647,791,405
Amortization on intangible assets	4,885,979,521		6,061,641,604
Bad debt	248,472,921		87,960,093
Other bad debt	39,792,226		2,087,151,736
Loss on foreign currency translation	18,472,146		88,227,611
Loss on valuation of equity-method investments	1,097,952,634		1,369,896,813
Loss on impairment of securities under equity method	—		70,792,850
Loss on impairment of intangible assets	642,548		1,741,855,188
Loss on disposal of long-term available-for-sale securities	—		67,834,609
Loss on disposal of tangible assets	20,836		—
Deduction of revenues not involving cash inflows	(219,746,598)		(24,176,963)
Gain on foreign currency translation	87,569,617		22,694,283
Gain on valuation of equity-method investments	4,316,588		—
Gain on disposal of securities under equity method	122,705,442		—
Gain on disposal of property and equipment	5,154,951		1,482,680
Changes in assets and liabilities arising from operating activities	8,575,335,339		3,685,350,892
Decrease (increase) in trade accounts receivable	(56,948,749)		765,215,429
Decrease (increase) in accounts receivable	(191,991,618)		(198,646,507)
Decrease (increase) in accrued income	75,206,421		(12,495,017)
Decrease (increase) in advance payments	189,041,149		562,733,237
Decrease (increase) in prepaid expenses	(233,981,260)		92,533,259
Decrease in current portion of deferred tax assets	379,865,070		951,977,863
Decrease in prepaid income taxes	121,116,304		263,287,688
Decrease in refund of income taxes receivable	41,628,597		70,509,974
Increase in long-term prepaid expenses	(181,770,000)		(1,165,926)
Decrease in non-current portion of deferred tax assets	7,316,696,834		1,749,248,800
Decrease(Increase) in other non-current assets	4,269,654,397		(130,000,000)
Increase(decrease) in accounts payable	(1,259,818,668)		55,395,943
Increase (decrease) in advances received	(370,165,309)		166,760
Increase (decrease) in withholdings	(8,664,080)		(123,294,584)
Increase (decrease) in deferred income	(1,053,908,795)		551,361,894
Decrease in income tax payable	(33,642,231)		(98,301,551)
Decrease in long-term deferred income	(365,092,353)		(771,111,252)
Decrease in leasehold deposits received	(33,180,370)		(42,065,118)
Decrease in other non-current liabilities	(28,710,000)		—
Cash flows from investing activities		3,095,578,772		(3,643,006,953)
Cash inflows from investing activities	45,405,242,531		41,341,090,364
Proceeds from disposal of short-term financial instruments	45,000,000,000		39,500,000,000
Collection of short-term loans receivable	36,250,032		870,694,331
Proceeds from disposal of long-term available-for-sale securities	—		579,226,726
Collection of long-term loans receivable	1,388,908		23,055,558
Proceeds from disposal of computer and equipment	19,291,685		1,313,487
Proceeds from disposal of furniture and fixtures	5,692,000		1,458,037
Decrease in leasehold deposits	342,618,550		162,622,225
Decrease in other non-current assets	—		202,720,000
Disposal of securities under equity method	1,356		—
Cash outflows from investing activities	(42,309,663,759)		(44,984,097,317)
Increase in short-term financial instruments	41,500,000,000		40,000,000,000
Increase in short-term loans receivable	216,490,000		800,000,000
Acquisition of securities under equity method	—		800,040,000
Increase in long-term loans receivable	—		858,000,000
Acquisition of computer and equipment	11,548,181		120,603,272
Acquisition of furniture and fixtures	153,250,532		120,968,705
Increase in development costs	—		580,634,850
Acquisition of software	87,796,546		1,299,503,090
Acquisition of other intangible assets	262,848,500		365,790,435
Increase of leasehold deposits	—		38,556,965
Acquisition of leasehold improvement	77,730,000		—
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Decrease in cash		(1,877,821,243)		(5,743,012,926)
Cash at beginning of year		29,724,747,844		35,467,760,770
Cash at end of year		27,846,926,601		29,724,747,844

(5)         Notes to Consolidated Financial Statements

* For the notes to the consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE consolidated financial statements as of and for the years ended December 31, 2014 and 2013 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 2, 2015.